UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                              ELBIT SYSTEMS LTD.
------------------------------------------------------------------------------
                               (Name of Issuer)

               ORDINARY SHARES, NOMINAL VALUE NIS 1.00 PER SHARE
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   M3760D101
------------------------------------------------------------------------------
                                (CUSIP Number)

                                 Shlomo Heller
                             Koor Industries Ltd.
                                Telrad Building
                              14 Hamelacha Street
                                   Park Afek
                          Rosh Ha'ayin, 48091, Israel
                                +972 3 900 8420
------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 25, 2005
------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Schedules 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. M29925100

------------------------------------------------------------------------------

   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Koor Industries Ltd.
------------------------------------------------------------------------------

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) [ ]
       (b) |X|
------------------------------------------------------------------------------

   3   SEC USE ONLY

------------------------------------------------------------------------------

   4   SOURCE OF FUNDS

       OO
------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e) [  ]

------------------------------------------------------------------------------

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Israel
------------------------------------------------------------------------------

      NUMBER OF              7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     3,160,000*+
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
------------------------------------------------------------------------------

                             8       SHARED VOTING POWER

                                     - 0 -
------------------------------------------------------------------------------

                             9       SOLE DISPOSITIVE POWER

                                     3,160,000*+
------------------------------------------------------------------------------

                             10      SHARED DISPOSITIVE POWER

                                     - 0 -
------------------------------------------------------------------------------

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,160,000*+
------------------------------------------------------------------------------

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)   [  ] *+

------------------------------------------------------------------------------

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.67%*+
------------------------------------------------------------------------------

   14  TYPE OF REPORTING PERSON

       CO
------------------------------------------------------------------------------

* See Items 4 and 5 of this Statement.

+ Koor Industries Ltd. may be deemed to be part of a group with Federmann
  Enterprises Ltd. and Heris Aktiengesellschaft (the "Federmann Parties") pursuant to the terms of the Amended Shareholders Agreement (as defined herein). Koor Industries Ltd. does not affirm to be part of a group and expressly disclaims beneficial ownership of the 16,755,448 Ordinary Shares (as defined herein), in the aggregate, beneficially owned by the Federmann Parties. Accordingly, such Ordinary Shares are not included in the amounts specified by Koor Industries Ltd. above.

Item 1.  Security and Issuer

     This Amendment No. 1 (this "Amendment") relates to the ordinary shares, nominal value 1.00 New Israeli Shekels per share (the "Ordinary Shares"), of Elbit Systems Ltd., a company organized under the laws of the State of Israel (the "Issuer"), and amends the Schedule 13D filed by Koor Industries Ltd. ("Koor") with the U.S. Securities and Exchange Commission, with an event date of April 18, 2005 (the "Schedule"). All capitalized terms used in this Amendment and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. This Amendment refers only to information that has materially changed since the filing of the Schedule.

Item 3.  Source and Amount of Funds or Other Consideration

     The aggregate amount of funds used by Koor in making the purchase of 1,000,000 Ordinary Shares reported herein on August 25, 2005, was U.S. $24,910,479. These funds came from (i) the sale by Koor of approximately 5% of the outstanding share capital of Tadiran Communications Ltd., a company organized under the laws of the State of Israel ("Tadiran"), to the Issuer for U.S. $23,001,214 pursuant to a Share Transfer Deed signed on December 27, 2004 and amended on July 6, 2005, between Koor and the Issuer, the English translation of which is attached hereto as Exhibit A (the "Amended Tadiran Deed"), in connection with the transactions described in Item 4 below, and
(ii) U.S. $1,909,265 from Koor's internal funds.

Item 4.  Purpose of Transaction

     On December 27, 2004, Koor entered into a series of agreements with the Issuer and the Federmann Parties, which are described in detail and attached as exhibits to the Schedule.

     As reported in the Schedule, in "Stage A", the first stage of the Transactions with the Issuer and the Federmann Parties, which closed on April 18, 2005, Koor sold 1,700,000 ordinary shares of Tadiran (or approximately 13.8% of the outstanding share capital of Tadiran on December 27, 2004) to the Issuer for U.S. $62,455,142 pursuant to the Tadiran Deed, and Koor acquired 2,160,000 Ordinary Shares (or approximately 5.24% of the outstanding share capital of the Issuer) from Federmann for U.S. $53,186,984 pursuant to the Federmann Deed.

         The Elisra Acquisition

     On July 6, 2005, Koor and the Issuer entered into a share transfer deed, the English translation of which is attached hereto as Exhibit B (the "Elisra Deed"), regarding the Issuer's purchase from Koor of the 81,697,000 ordinary shares of Elisra Electronic Systems Ltd. ("Elisra") held by Koor, which represent 70% of Elisra's issued and outstanding shares. The transaction described in the Elisra Deed is referred to as the "Elisra Acquisition".

     The Elisra Defense Group is mainly comprised of Elisra, a privately held Israeli company, and Elisra's two wholly-owned Israeli subsidiaries: Tadiran Electronic Systems Ltd. ("Tadiran Systems") and Tadiran Spectralink Ltd. ("Spectralink"). The Elisra Defense

Group, which currently has approximately 1,250 employees, specializes in the design, manufacture, integration and support of advanced defense solutions for air, sea and land deployment for customers in over 25 countries. Koor currently owns 70% of Elisra's shares, with the balance being owned by Elta Systems Ltd. ("Elta"), a subsidiary of Israel Aircraft Industries Ltd.

     The aggregate consideration to be paid by the Issuer to Koor, at the completion of the Elisra Acquisition, is $70 million, payable in cash (subject to deductions of dividends paid by Elisra to Koor). Interest is payable for any amounts paid after January 6, 2006. In addition, as described in the Elisra Deed, the parties agreed on additional conditional consideration payable by the Issuer to Koor as a result of potential future insurance proceeds relating to the fire at Tadiran Systems' and Spectralink's plant in 2001. Moreover, Koor has the option to either purchase from Elisra, for a price of $7 million, a wholly-owned Israeli subsidiary of Elisra, Dekolink Wireless Ltd. ("Dekolink"), a start-up company engaged in the cellular networks area or to distribute Dekolink's shares as dividend in kind to Elisra's shareholders. Koor chose the second option, and on August 15, 2005 Elisra distributed Dekolink's shares as dividend in kind to its shareholders (Koor - 70% and Elta - 30%).

     The Elisra Acquisition is subject to the approvals specified in the Elisra Deed, including the approval of the Issuer's shareholders that was received on August 23, 2005. Such approvals are to be obtained, and the closing of the Elisra Acquisition is to be completed, by September 6, 2005. However, such approval period will be automatically extended to October 6, 2005 if, by September 6, 2005, all approvals other than specified antitrust approvals have been obtained. Koor or the Issuer may also extend the approval period to January 6, 2006 if only the approval of the Israeli Antitrust Commissioner remains pending on October 6, 2005, or may mutually agree to further extend the approval period.

     In general, subject to certain exceptions, the Elisra Acquisition is to be performed concurrently with the completion of "new Stage C" of the Amended Tadiran Acquisition as described in the Elisra Deed and below.

         The Amended Tadiran Acquisition

     On July 6, 2005, the Issuer and Koor entered into the Amended Tadiran Deed and an amendment to the Tadiran Shareholders Agreement, the English translation of which is attached hereto as Exhibit C (the "Amended Tadiran Shareholders Agreement"). These amendments were implemented through the Amendment to Share Transfer Deed and Shareholders Agreement entered into by the Issuer and Koor on July 6, 2005, the English translation of which is attached hereto as Exhibit D (the "Tadiran Amendment Agreement"). The Amended Tadiran Deed, the Amended Tadiran Shareholders Agreement and the Tadiran Amendment Agreement are referred to as the "Amended Tadiran Acquisition Agreements" and the transaction described therein is referred to as the "Amended Tadiran Acquisition".

     The major revisions in the Amended Tadiran Acquisition Agreements relate to the addition to the Transactions of a "new Stage B", which was implemented on August 25, 2005. Under the new Stage B, the Issuer has accelerated the purchase from Koor of 623,115 ordinary shares in Tadiran which represent approximately 5% of Tadiran's shares, resulting in the Issuer holding a total of approximately 26% of the outstanding share capital of Tadiran. As a result of the completion of the new Stage B on August 25, 2005, the Issuer and Koor have equal representation on the board of directors of Tadiran (the "Tadiran Board") and the

Issuer has the right to nominate the Tadiran Board Chairman for a term of 24 months commencing on the completion of the new Stage B. Thereafter, Koor and the Issuer will have the right on a rotating basis to nominate the Chairman for 24-month periods. Also on completion of the new Stage B, the provisions of the Amended Tadiran Shareholders Agreement relating to joint control in Tadiran have become effective.

     Under the Amended Tadiran Deed, the Issuer will purchase the balance (an additional 1,621,161 shares) of the Tadiran shares held by Koor under a "new Stage C". The new Stage C would occur concurrently with the completion by the Issuer of the Elisra Acquisition. However, if all the conditions precedent to the completion of the new Stage C occur, but there is an impediment to the completion of the Elisra Acquisition, the new Stage C can be completed in several situations, and mainly if one of the following occurs: (i) Koor requests to complete the new Stage C, (ii) the impediment to the completion of the Elisra Acquisition is due to Koor's breach of the Elisra Deed, (iii) within 16 months of the signing of the Tadiran Amendment Agreement an alternative transaction was completed, in which a third party purchased Koor's holdings in Elisra (the "Alternative Transaction") on equal or better consideration and terms than the Elisra Acquisition, or (iv) in the event the Alternative Transaction is on inferior consideration and terms than the Elisra Acquisition, the Issuer has the right to complete the new Stage C, if the Issuer pays Koor additional consideration that equals the difference between the consideration of the Elisra Transaction and the Alternative Transaction.

     The total consideration for the Amended Tadiran Acquisition remains the same as under the original terms of the acquisition of Tadiran shares contemplated in the Tadiran Deed. Under the Amended Tadiran Acquisition, the Issuer acquired approximately 13.6% and 5% of Tadiran's shares in Stage A and new Stage B, respectively, and will purchase approximately 13% of Tadiran's shares in new Stage C, in each case based on the current outstanding share capital of Tadiran. The consideration paid or to be paid by the Issuer per share in each Stage is equivalent to $37, plus interest for any amounts paid after April 1, 2005, and less any dividends distributed by Tadiran during the applicable period.

         The Amended Koor -- Federmann Transaction

     On July 6, 2005, Koor and Federmann entered into an amendment to the Federmann Deed, the English translation of which is attached hereto as Exhibit E (the "Amended Federmann Deed"), and Koor and the Federmann Parties entered into an amendment to the Shareholders Agreement, the English translation of which is attached hereto as Exhibit F (the "Amended Shareholders Agreement"). These amendments were implemented through the Amendment to Share Transfer Deed and Shareholders Agreement entered into by Koor and the Federmann Parties on July 6, 2005, the English translation of which is attached hereto as Exhibit G (the "Amendment Agreement"). The Amended Federmann Deed, the Amended Shareholders Agreement and the Amendment Agreement are referred to as the "Amended Federmann Agreements", and the transaction described therein is referred to as the "Amended Federmann Transaction".

     Pursuant to the Amended Federmann Transaction, in new Stage B Koor purchased on August 25, 2005, 1,000,000 Ordinary Shares from Federmann (representing approximately 2.43% of the outstanding share capital of the Issuer) rather than 1,840,000 Ordinary Shares as provided in the original Federmann Deed (representing approximately 4.4% of the outstanding share capital of the Issuer). The Amended Federmann Transaction is not conditioned on the completion of any stages of the Tadiran Acquisition or on the completion of the Elisra Acquisition, and the Amended Federmann Transaction is not subject to any conditions precedent.

     Following the completion of new Stage B of the Amended Federmann Transaction, Koor currently own 3,160,000 Ordinary Shares, representing approximately 7.67% of the outstanding share capital of the Issuer based on the Issuer's current share capital. Also following completion of new Stage B of the Amended Federmann Transaction, another director nominated by Koor was appointed to the Issuer's Board. The consideration per share paid by Koor to Federmann remained the same as under the original Federmann Deed, and the other provisions of the original Federmann Agreements remain substantially the same.

     The foregoing summary of certain provisions of agreements related to the Elisra Acquisition, the Amended Tadiran Acquisition and the Amended Federmann Transaction is not intended to be complete and is qualified in its entirety by reference to the full text of the agreements related to such transactions. Copies of the translation into English of the original agreements related to such transactions were filed as Exhibits A through C to the Schedule and copies of the translation into English of the amended agreements related to such transactions were filed as Exhibits A through G to this Amendment and are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

     (a) Koor is the direct beneficial owner of 3,160,000 Ordinary Shares or approximately 7.67% of the outstanding Ordinary Shares, based on 41,177,723(1) Ordinary Shares outstanding as of September 1, 2005.

     In addition, by virtue of the Amended Shareholders Agreement, it could be alleged that a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5(b)(1) thereunder, has been formed that includes the Federmann Parties and Koor. Such a group including the Federmann Parties and Koor would be deemed to beneficially own, in the aggregate, 19,915,448 Ordinary Shares, representing approximately 48% of the Ordinary Shares outstanding as of September 1, 2005. Koor expressly disclaims beneficial ownership of Ordinary Shares beneficially owned by any of the Federmann Parties and does not affirm that any such "group" exists.

     (b) Koor has sole voting and dispositive power with respect to the 3,160,000 Ordinary Shares beneficially owned by it.

     Pursuant to, and to the extent set forth in, the Amended Shareholders Agreement, it could be alleged that Koor shares voting and dispositive power with respect to the Ordinary Shares beneficially owned by the Federmann Parties.


--------
(1) Including 23,901 Ordinary Shares held by a subsidiary of Elbit and 385,000 treasury stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than the agreements described in Item 4 of this Amendment and in
Item 4 of the Schedule, there are no present contracts, arrangements, understandings or relationships (legal or otherwise) between Koor and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

     Exhibit A:        English Translation of the Amended Tadiran Deed, signed
                       on December 27, 2004 and amended on July 6, 2005, between Koor Industries Ltd. and Elbit Systems Ltd.*

     Exhibit B:        English Translation of the Share Transfer Deed, dated
                       July 6, 2005, between Koor Industries Ltd. and Elbit
                       Systems Ltd. in connection with the Elisra
                       Acquisition.*

     Exhibit C:        English Translation of the Amended Tadiran Shareholders
                       Agreement, signed on December 27, 2004 and amended on July 6, 2005, between Koor Industries Ltd., and Elbit
                       Systems Ltd.*

     Exhibit D:        English Translation of the Amendment to Share Transfer
                       Deed and Shareholders Agreement dated July 6, 2005, between Koor Industries Ltd. and Elbit Systems Ltd.*

     Exhibit E:        English Translation of the Amended Federmann Deed,
                       signed on December 27, 2004 and amended on July 6, 2005, between Koor Industries Ltd. and Federmann
                       Enterprises Ltd.*

     Exhibit F:        English Translation of the Amended Shareholders
                       Agreement signed on December 27, 2004 and amended on July 6, 2005, between Koor Industries Ltd., Federmann
                       Enterprises Ltd. and Heris Aktiengesellschaft.*

     Exhibit G:        English Translation of the Amendment to Share Transfer
                       Deed and Shareholders Agreement dated July 6, 2005, between Koor Industries Ltd. and Federmann Enterprises
                       Ltd. and Heris Aktiengesellschaft.*

* All the translations are being attached for the convenience of the reader, and in the event of any discrepancy between the translations and the original Hebrew documents, the Hebrew documents will prevail.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September __, 2005


                                       KOOR INDUSTRIES LTD.


                                          By: /s/ Shlomo Heller
                                              --------------------
                                              Name:  Shlomo Heller
                                              Title: General Counsel